UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Silicon Storage Technology, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

827057100
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON RILEY INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,715,4891
	8	SHARED VOTING POWER 409,8762
	9	SOLE DISPOSITIVE POWER 2,715,4891
	10	SHARED DISPOSITIVE POWER 409,8762
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,715,4891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON IA, OO

1 Because Riley Investment Management LLC has sole investment and voting power over 2,715,489 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.
2 Riley Investment Management LLC has shared voting and dispositive power over 409,876 shares of Common Stock held by its investment advisory clients. However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON BRYANT R. RILEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,715,4891
	8	SHARED VOTING POWER 409,8762
	9	SOLE DISPOSITIVE POWER 2,715,4891
	10	SHARED DISPOSITIVE POWER 409,8762
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,715,4891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON IN

1 Because Riley Investment Management LLC has sole voting and investment power over security holdings of certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 2,715,489 shares held in managed accounts by its investment advisory clients.
2 Riley Investment Management LLC has shared voting and dispositive power over 409,876 shares of Common Stock held by its investment advisory clients.  Although Mr. Riley controls Riley Investment Management LLC's voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares.

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON DIALECTIC CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 795,442
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 795,442
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 795,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON DIALECTIC OFFSHORE, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 544,739
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 544,739
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 544,739
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON DIALECTIC ANTITHESIS PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,172,935
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,172,935
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,172,935
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON DIALECTIC ANTITHESIS OFFSHORE, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,023,790
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,023,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,023,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON DIALECTIC CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,536,906
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,536,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,536,906
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON JOHN FICHTHORN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,536,906
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,536,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,536,906
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON LUKE FICHTHORN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,536,906
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,536,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,536,906
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON LLOYD I. MILLER, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,129,3041
	8	SHARED VOTING POWER 2,527,7891
	9	SOLE DISPOSITIVE POWER 4,129,3041
	10	SHARED DISPOSITIVE POWER 2,527,7891
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,657,0931
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IA, IN, OO

1 See Item 5.

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON THE SST FULL VALUE COMMITTEE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION N/A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 13,644,264
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 13,644,264
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,644,2641
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON OO

1 Riley Investment Management LLC has shared voting and dispositive power over 409,876 shares of Common Stock held by its investment advisory clients. However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

CUSIP NO. 827057100

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned other than Lloyd I. Miller, III and Amendment No. 5 to the Schedule 13D filed on behalf of Lloyd I. Miller, III, dated November 19, 2008 (the “Miller Statement”).  Unless otherwise stated herein, the Miller Statement remains in full force and effect.

Pursuant to Section 8 of that certain Voting Agreement, dated as of February 19, 2010, between Sun Acquisition Holdings LLC (“Sun Acquisition”) and the Reporting Persons (the “Voting Agreement”), the Voting Agreement shall terminate two business days following the date of receipt by Sun Acquisition of written notice of the Reporting Persons’ claim that Sun Acquisition has withdrawn from pursuing any merger, consolidation, business combination, or other similar transaction involving the Issuer (a “Termination Notice”), unless, prior to the expiration of the two business day period, Sun Acquisition provides written notice to the Reporting Persons disputing the Reporting Persons’ claim that Sun Acquisition has so withdrawn and evidence that Sun Acquisition has not so withdrawn.  On March 19, 2010, the Reporting Persons sent a Termination Notice to Sun Acquisition.  As of the close of business on March 23, 2010, the Reporting Persons had not received any written notice from Sun Acquisition disputing the Reporting Persons’ claim that Sun Acquisition has withdrawn from pursuing any merger, consolidation, business combination, or other similar transaction involving the Issuer.  Therefore, the Voting Agreement terminated in accordance with its terms as of the expiration of the two business day period on March 23, 2010.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the termination of the Voting Agreement, the Reporting Persons are no longer members of a Section 13(d) group with Stephen Feinberg, and the Reporting Persons may no longer be deemed to beneficially own 10,762,583 Shares that the Feinberg 13D reports Mr. Feinberg may be deemed to beneficially own by virtue of a binding term sheet entered into between Cerberus Capital  Management, L.P. (“Cerberus”) and Bing Yeh, the Chairman and Chief Executive Officer of the Issuer, pursuant to which Cerberus may be deemed to have certain shared power to vote and shared power to direct the disposition of 10,762,583 Shares beneficially owned by Mr. Yeh.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Following the termination of the Voting Agreement, as described above, the obligations and restrictions of the Reporting Persons set forth in the Voting Agreement have terminated and each of the Reporting Persons may take actions with regard to their respective investments in the Issuer as they deem appropriate including, voting their shares as they see fit with regard to the proposal to adopt the Agreement and Plan of Merger, dated as of February 2, 2010, as amended on February 22, 2010 and March 8, 2010 (the “Merger Agreement”), among the Issuer, Microchip Technology Incorporated (“Microchip”) and  Sun Acquisition Corporation, selling some or all of their Shares, engaging in discussions with management or the Board of the Issuer and/or Microchip in connection with the Merger Agreement, or taking any other actions as they deem appropriate in connection with the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 95,854,157 Shares outstanding as of February 2, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Preliminary Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on February 17, 2010.

CUSIP NO. 827057100

(a)           As of the close of business March 24, 2010, RIM beneficially owned 2,715,489 Shares held in certain managed accounts of its investment advisory clients, representing approximately 2.8% of the Shares outstanding.  Mr. Riley, as the manager and owner of all of the outstanding membership interests of RIM, may be deemed to beneficially own the 2,715,489 Shares beneficially owned by RIM, representing approximately 2.8% of the Shares outstanding.  RIM and Mr. Riley disclaim beneficial ownership of the Shares held in the managed accounts, except to the extent of their pecuniary interest therein.

As of the close of business March 24, 2010, DCP beneficially owned 795,442 Shares, DOF beneficially owned 544,739 Shares, DAP beneficially owned 2,172,935 Shares and DAO beneficially owned 3,023,790 Shares, representing approximately less than 1%, less than 1%, 2.3% and 3.2%, respectively, of the Shares outstanding.

As of the close of business March 24, 2010, DCM (as the investment manager of each of DCP, DOF, DAP and DAO) and John Fichthorn and Luke Fichthorn (as the managing members of DCM) are deemed to be the beneficial owners of the (i) 795,442 Shares owned by DCP, (ii) 544,739 Shares owned by DOF, (iii) 2,172,935 Shares owned by DAP and (iv) 3,023,790 Shares owned by DAO, representing approximately 6.8% of the Shares outstanding.

As of the close of business March 24, 2010, Mr. Miller may be deemed to beneficially own 6,657,093 Shares, representing approximately 6.9% of the Shares outstanding.  As of the date hereof, 2,265,224 of such beneficially owned Shares are owned of record by Trust A-4, 2,001,050 of such beneficially owned Shares are owned of record by Milfam II, 12,436 of such beneficially owned Shares are owned of record by Alex UGMA, 219,667 of such beneficially owned Shares are owned of record by Catherine Miller GST, 100,000 of such beneficially owned Shares are owned of record by Kimberly Miller GST, 175,000 of such beneficially owned Shares are owned of record by Lloyd I. Miller GST, 262,565 of such beneficially owned Shares are owned of record by Lloyd Crider GST, 135,882 of such beneficially owned Shares are owned of record by KSMTR, and 1,485,269 of such beneficially owned Shares are owned of record by Mr. Miller directly.

The Committee excludes for all purposes related to the Committee and its activities, the (i) 2,265,224 Shares held by Trust A-4 and reported by Mr. Miller herein and (ii) 409,876 Shares held by RIM’s investment advisory clients over which RIM has shared voting and dispositive power and reported by RIM and Mr. Riley herein.  With respect to the shares held by Trust A-4, Mr. Miller agrees to take commercially reasonable efforts, consistent with his duties and responsibilities as an investment advisor and otherwise consistent with applicable law, to recommend to the trustee that the trustee vote the shares held by Trust A-4 in accordance with the recommendations of the Committee.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D amendment shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

(b)           Each of RIM and Mr. Riley shares voting and dispositive power over the Shares held by RIM’s investment advisory clients by virtue of his or its authority to vote and dispose of such Shares.

CUSIP NO. 827057100

Each of DCM, John Fichthorn and Luke Fichthorn shares voting and dispositive power with respect to the Shares owned by DCP, DOF, DAP and DAO by virtue of his or its authority to vote and dispose of such Shares.

Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4 and Lloyd Crider GST.  Mr. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam II, Alex UGMA, Catherine Miller GST, Kimberly Miller GST, Lloyd I. Miller GST, KSMTR and Mr. Miller directly.

(c)           There have been no transactions in securities of the Issuer since the 13D amendment filing by the Reporting Persons on February 23, 2010.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

            (e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The Voting Agreement terminated in accordance with its terms as of the close of business on March 23, 2010.

CUSIP NO. 827057100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2010

RILEY INVESTMENT MANAGEMENT LLC

By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Managing Member

/s/ Bryant R. Riley
BRYANT R. RILEY

DIALECTIC CAPITAL PARTNERS LP
By: Dialectic Capital, LLC, its general partner
By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

DIALECTIC OFFSHORE, LTD.

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Director

DIALECTIC ANTITHESIS PARTNERS, LP By: Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

DIALECTIC ANTITHESIS OFFSHORE, LTD.

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Director

CUSIP NO. 827057100
DIALECTIC CAPITAL MANAGEMENT, LLC

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

/s/ John Fichthorn
JOHN FICHTHORN

/s/ Luke Fichthorn
LUKE FICHTHORN

/s/ Lloyd I. Miller, iii
LLOYD I. MILLER, III